Via: EDGAR

July 18, 2017

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549

RE:    Unit Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 30, 2017
File No. 001-09260

Dear Mr. Schwall:

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) by letter dated July 10, 2017 regarding Unit Corporation’s (“Unit” or the “Company”) Form 10-K for the fiscal year ended December 31, 2016 and Amendment No. 1 to the Form 10-K (together, the “Form 10-K”). For your convenience, we have included the text of the Staff’s comments from the July 10, 2017 letter in bold text within this response letter.

Form 10-K for the fiscal year ended December 31, 2016
Management’s Discussion and Analysis, page 42
Critical Accounting Policies and Estimates, page 46

1.
We note your disclosures regarding your application of the Full Cost Method of Accounting for Oil, NGLs, and Natural Gas Properties. You indicate the following formulas are utilized in computing your periodic DD&A expense: “DD&A Rate = Unamortized Cost / End of Period Reserves Adjusted for Current Period Production” and “Provision for DD&A = DD&A Rate x Current Period Production.”

On Page 108, you present details of your capitalized property costs, which indicate $546 million in unamortized costs associated with proved properties. On page 110, you present the standardized measure of discounted future net cash flows, which includes an estimate of $173 million for future development costs.

Please reconcile your description of the DD&A computation, which does not appear to incorporate estimates of future development costs, with the requirements of Rule 4-10(c)(3)(i) of Regulation S-X, as seems to be reflected in your policy note on page 81. Given that you had estimated future development costs of $228 million and $540 million as of the end of the two preceding fiscal years, also explain how changes were considered in formulating your critical accounting policy disclosures.

Mr. H. Roger Schwall
July 18, 2017

Please submit an analysis of the effects of your accounting for future development costs on DD&A for each period presented, along with reconciliations to any corresponding details in your financial statements, including the unitary measures reported along with your accounting policy note.

Response.
Our DD&A calculation each quarter has always included future development costs in accordance with the requirements of Rule 4-10(c)(3)(i) of Regulation S-X. The following table is a reconciliation of unamortized cost used in our DD&A computation for the fourth quarter of each period presented (in thousands):

	2016	2015	2014	Form 10-K
Gross Full Cost Pool @ 12/31	$5,761,172	$5,738,717	$5,476,321	Page 108
Less Unproved Properties @ 12/31	(314,867)	(337,099)	(485,568)	Page 108
Less Accumulated DD&A @ 9/30	(4,877,490)	(4,125,158)	(2,636,396)	Beginning of Qtr. Balance
Add Future Development Cost @ 12/31	173,446	228,445	560,102	Page 110
Less Salvage Value on Well Equipment @ 12/31	(59,495)	(73,579)	(90,169)
Less Equipment Not Placed in Service in Full Cost Pool @ 12/31	(21,031)	(22,457)	(42,334)
Unamortized Cost	$661,735	$1,408,869	$2,781,956

In applicable future filings, we will include the following updated language to more clearly describe what is included in the DD&A computation (specifically defining unamortized cost):

Current Language (2016 Form 10-K - page 48):
We compute DD&A on a units-of-production method. Each quarter, we use the following formulas to compute the provision for DD&A for our producing properties:

•	DD&A Rate = Unamortized Cost / End of Period Reserves Adjusted for Current Period Production

•	Provision for DD&A = DD&A Rate x Current Period Production

Updated Language in Future Filings:
We compute DD&A on a units-of-production method. Each quarter, we use the following formulas to compute the provision for DD&A for our producing properties:

•	DD&A Rate = Unamortized Cost / End of Period Reserves Adjusted for Current Period Production

•	Provision for DD&A = DD&A Rate x Current Period Production

Unamortized cost includes all capitalized costs, estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values less accumulated amortization, unproved properties, and equipment not placed in service.

Mr. H. Roger Schwall
July 18, 2017

Current Language (2016 Form 10-K - page 81):
The calculation of DD&A includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values.

Updated Language in Future Filings:
The calculation of DD&A includes all capitalized costs, estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values less accumulated amortization, unproved properties, and equipment not placed in service.

Additionally, the amount of estimated future development costs as of the end of the two prior fiscal years and the current year did not have an impact on our critical accounting policy disclosures, but the nature of the downward trend and impact to our business was addressed in areas throughout the filing. In our Oil and Natural Gas Business Section, Proved Undeveloped Reserves (pages 11-12), in Management's Discussion and Analysis, Business Outlook (pages 42-43), and in the Consolidated Financial Statements Note 2 - Summary of Significant Accounting Policies, Oil and Natural Gas Operations (page 81).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 493-7700.

Very truly yours,

/s/ David T. Merrill
David T. Merrill
Senior Vice President,
Chief Financial Officer and Treasurer